Entrex
Phone: (877) 4ENTREX
        (561) 465-7580

150 East Palmetto Park
Boca Raton, FL 33432
www.Entrex.Market



FOR IMMEDIATE RELEASE

Entrex Oil and Gas Market
Announces Convertible Yield Terms
for PIPE Investors

Boca Raton, Fla., March 31, 2021: Entrex (OTC: UNSS) (https://Entrex.Market) announced that the Entrex Oil and Gas Market LLC Board of Directors confirmed yield terms for its recently launched PIPE (Private Investment in a Public Entity) for entrepreneurial, cash-flowing oil and gas transactions.

"We are pleased to confirm terms in our PIPE documentation which we believe will be compelling both to entrepreneurial Oil and Gas operators as well as investors," said Stephen H. Watkins, CEO of the Entrex Oil and Gas Market, a majority owned subsidiary of Entrex.

"Private investments in our public company, or PIPEs, will allow investors to allocate their investment specifically into a growing, diversified basket of cash-flowing oil and gas transactions. Our intent is to build the volume of production to provide a viable conversion into a publicly tradable entity, or separate Entrex/UNSS registered security, when the time and market conditions are right."

"To date, we have created a series of transactions of interest to institutional investors. We believe our new structure will provide quality alternative yield opportunities to investors while allowing private companies to access public capital markets. The Entrex Oil and Gas PIPE usurps all prior Oil and Gas financing initiatives and creates, what we believe is, a superior product for all involved".

About Entrex:

Entrex (OTC: UNSS) was founded in 2001 as a capital market system for entrepreneurial companies. Today Entrex creates regulatory-compliant, niche capital market systems which support regulated market constituents to originate, structure, place, trade, settle and service securities of entrepreneurial companies. Working together with industry sector leaders and regulated market constituents, the Entrex platforms allows investors to find, research, track, manage, and trade entrepreneurial securities whether geographic-(www.EntrexFloridaMarket.com), sector- or commodity- (www.EntrexCarbonMarket.com) focused.

Forward Looking Statements:

This press release includes statements of the Company's expectations, intentions, plans and beliefs that constitute "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and are intended to come within the safe harbor protection provided by those sections. These statements, which involve risks and uncertainties, relate to the discussion of the Company's business strategies and its expectations concerning future operations, margins, sales, new products and brands, potential joint ventures, potential acquisitions, expenses, profitability, liquidity and capital resources and to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These also include statements relating to the anticipated benefits of the announced transaction between the Company and Entrex. These statements include any statement that does not directly relate to a historical or current fact. You can also identify these and other forward-looking statements by the use of such words as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "thinks," "estimates," "seeks," "predicts," "could," "projects," "potential" and other similar terms and phrases, including references to assumptions. These forward looking statements are made based on expectations and beliefs concerning future events affecting the Company and are subject to uncertainties, risks and factors relating to its operations and business environments, all of which are difficult to predict and many of which are beyond its control, that could cause its actual results to differ materially from those matters expressed or implied by these forward looking statements. These risks include the Joint Venture's ability to successfully pursue its business plan, the possibility that the Company's equity interest in the Joint Venture may be diluted as a result of capital raises by the Joint Venture, the possibility that Entrex may have the right to repurchase the previously contributed assets for nominal consideration, the Company's ability to develop and commercialize new technologies, the Company's history of losses and expectation of further losses, its ability to expand its operations into blockchain technologies, its ability to develop or acquire new brands, the success of its marketing activities, the effect of competition in its industry and economic and political conditions generally, including the current economic environment and markets. More information about these and other factors are described in the reports the Company files with the Securities and Exchange Commission, including but not limited to the discussions contained under the caption "Risk Factors." When considering these forward-looking statements, you should keep in mind the cautionary statements in this press release and the reports the Company files with the Securities and Exchange Commission. New risks and uncertainties arise from time to time, and the Company cannot predict those events or how they may affect it. The Company assumes no obligation to update any forward-looking statements after the date of this press release as a result of new information, future events or developments, except as required by the federal securities laws.

For further information:

Stephen H. Watkins
Entrex Oil & Gas Market
(561) 465-7580
info@entrex.net